UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-6B-2

CERTIFICATE OF NOTIFICATION

Filed by

FITCHBURG GAS AND ELECTRIC LIGHT COMPANY

This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of security or securities.

5.90% Notes due December 15, 2030.

2.	Issue, renewal or guaranty.

Issue (private placement).

3.	Principal amount of each security.

See attached Exhibit A.

4.	Rate of interest per annum of each security.

5.90%.

5.	Date of issue, renewal or guaranty of each security.

December 21, 2005.

6.	If renewal of security, give date of original issue.

Not applicable.

7.	Date of maturity of each security.

December 15, 2030.

8.	Name of the person to whom each security was issued, renewed or guaranteed.

See attached Exhibit A.

9.	Collateral given with each security, if any.

None.

10.	Consideration received for each security.

See attached Exhibit A.

11.	Application of proceeds of each security.

The proceeds from the sale of each security, consistent with the requirements of the Order of the Massachusetts Department of Telecommunications and Energy dated November 30, 2005, will be used by Fitchburg Gas and Electric Light Company to refinance a portion of its outstanding short-term debt incurred for additions, extensions and betterments to utility plant, property, and equipment, and for future capital expenditures on utility plant.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a.	the provisions contained in the first sentence of Section 6(b).

b.	the provisions contained in the fourth sentence of Section 6(b).

c.	the provisions in any rule of the Commission other than Rule U-48. X

13.	If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

Not applicable.

14.	If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.

15.	If the securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

Rule 52(a).

FITCHBURG GAS AND ELECTRIC LIGHT COMPANY

By: /s/ Mark H. Collin

        Mark H. Collin

        Treasurer

Dated:

December 22, 2005

EXHIBIT A

RELEVANT TERMS CONCERNING THE SECURITIES

(5.90% Notes due December 15, 2030 of Fitchburg Gas and Electric Light Company)

Designation of Each Note	Name of Person to whom each Note was Issued	Principal Amount of each Note	Consideration Received for each Note
5.90% Note Due December 15, 2030	Metropolitan Life Insurance Company	$6,000,000	$6,000,000

5.90% Note Due December 15, 2030	The Travelers Insurance Company	$3,000,000	$3,000,000

5.90% Note Due December 15, 2030	The Travelers Life and Annuity Company	$6,000,000	$6,000,000